

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

Tel 206.382.7777 • **Fax** 206.382.7700

www.pscpa.com

June 4, 2010

Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street NW
Washington, DC 20549

Dear Sirs and Madams:

We have read Item 4.01 of the Current Report on Form 8-K dated June 4, 2010, of Americas Energy Company-AECo and we agree with the statements made with respect to information provided regarding Peterson Sullivan LLP.

Sincerely,

/S/ PETERSON SULLIVAN LLP